BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2

TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. (the "Company")
Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the "Company" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on June 14, 2005.

Item 3 - News Release

A News Release was issued on June 15, 2005 via Canada News Wire.

Item 4 - Summary of Material Change

Birch Mountain has announced that the Natural Resources Conservation Board (NRCB) has issued its Decision Report approving the construction and operation of the Muskeg Valley Quarry for aggregate production.

Item 5 - Full Description of Material Chang

Birch Mountain has announced that the Natural Resources Conservation Board (NRCB) has issued its Decision Report approving the construction and operation of the Muskeg Valley Quarry for aggregate production. The quarry will provide a range of limestone products including high quality aggregate used in concrete and asphalt, which will play an important role in the growth of the oil sands industry in northeastern Alberta and the expanding infrastructure requirements of the region.

"We are pleased to have achieved NRCB approval in just over one year", says Senior Vice President, Don Dabbs. "We anticipate the Order in Council from the Alberta Government shortly, followed by Public Lands Act authorization and operating permits in time to start field work in the next several weeks." Russ Gerrish, Vice President of Engineering and Operations, reports "Birch Mountain has tenders out for the contract operations of the quarry beginning as soon as all approvals are in place. We anticipate the quarry will be fully operational later this summer."

Birch Mountain has engaged RBC Capital Markets to provide financial advisory services related to the strategic development of its limestone reserves. "With the NRCB decision and RBC working with us, Birch Mountain is poised to become a significant supplier to the oil sands industry," says Doug Rowe, President and CEO.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

        Douglas J. Rowe, President and Chief Executive Officer
        Telephone: (403) 262-1838
        Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 16th day of June, 2005.